Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Financial
Information for the Three and Nine-month Periods
Ended September 30, 2004 and 2003 and
Report of Independent Registered
Public Accounting Firm

Index to Condensed Consolidated Interim Financial Statements

Report of Independent Registered Public Accounting Firm

Condensed Consolidated Interim Balance Sheet

Condensed Consolidated Interim Statement of Income

Condensed Consolidated Interim Statement of Cash Flows

Notes to the Condensed Consolidated Interim Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Votorantim Celulose e Papel S.A.

1            We have reviewed the accompanying condensed consolidated balance sheet of Votorantim Celulose e Papel S.A. and its subsidiaries (the "Company") as of September 30, 2004, and the related condensed consolidated statements of income for each of the three-month and nine-month periods ended September 30, 2004 and September 30, 2003 and the condensed consolidated statement of cash flows for the three-month and nine-month periods ended September 30, 2004 and September 30, 2003. This interim financial information is the responsibility of the Company's management.

2          We were furnished with the report of other accountants on their review of the interim financial information of Aracruz Celulose S.A., an affiliate, in which the Company's interest in its total assets as of September 30, 2004 and revenues for the three-month and nine-month periods then ended constituted 0.15%, 5%, and 9%, respectively, of the Company's consolidated totals.

3          We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4          Based on our reviews and the report of other accountants, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

5          We previously audited in accordance with the standards of the Public Company Accounting Oversight Board, the consolidated balance sheet as of December 31, 2003, and the related consolidated statement of income, and of cash flows for the year then ended (not presented herein), and in our report dated January 20, 2004 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2003, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

São Paulo, Brazil, October 13, 2004

PricewaterhouseCoopers

Auditores Independentes

Condensed Consolidated Interim Balance Sheet

Expressed in millions of United States dollars, except number of shares

	September		December
Assets	30, 2004		31, 2003

	(unaudited	)

Current assets
Cash and cash equivalents	130		290
Held-to-maturity investments	139		106
Trade accounts receivable, net	150		151
Inventories	125		97
Recoverable taxes	46		35
Other	13		11

	603		690

Investment in affiliates and goodwill	252		245
Property, plant and equipment, net	1,299		1,202

	1,551		1,447

Other assets
Held-to-maturity investments	232		197
Unrealized gains from cross-currency interest rate swaps	56		51
Deferred income tax	33		26
Other	61		57

	382		331

Total assets

	2,536		2,468

	September	December
Liabilities and shareholders' equity	30, 2004	31, 2003
	(unaudited )

Current liabilities
Trade payables	49	36
Short-term debt	65	48
Current portion of long-term debt	335	431
Payroll, profit sharing and related charges	16	13
Income taxes	14	8
Other	21	24

	500	560

Long-term liabilities
Long-term debt	599	667
Accrued liabilities for legal proceedings	82	56

	681	723

Commitments and contingencies (Note 12)

Shareholders' equity
Preferred shares, no par value, 56,000,000,000 shares
authorized, 17,182,209,232 shares issued	553	553
Common shares, no par value, 28,000,000,000 shares
authorized, 21,140,490,321 shares issued	767	767
Additional paid in capital	29	29
Treasury shares, at cost - 2004 32,700,000 shares; 2003 - 1,580,000 shares	(1)
Appropriated retained earnings	46	46
Unappropriated retained earnings	931	773
Accumulated other comprehensive deficit
Net unrealized loss on available-for-sale securities of affiliates	(1)	(1)
Cumulative translation adjustment	(969)	(982)

	1,355	1,185

Total liabilities and shareholders' equity	2,536	2,468

The accompanying notes are an integral part of the condensed consolidated financial information.

Condensed Consolidated Interim Statement of Income

Expressed in millions of United States dollars, except number of shares

	Three-month period		Nine-month period
	ended September 30		ended September 30

	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net operating revenue
Domestic sales: (net of sales taxes: three months to September 30, 2004 - US$ 33, 2003 - US$ 33; nine months to September 2004 - US$ 87, 2003 - US$ 87)	140	111	374	321
Export sales: (including related party sales: three months to September 2003 - US$ 10; nine months to September 2003 - US$ 58)	97	95	358	261

	237	206	732	582

Operating costs and expenses
Cost of sales	122	109	369	296
Selling and marketing	26	21	84	56
General and administrative	10	9	27	23
Other operating expenses, net	3	1	5	10

	161	140	485	385

Operating income	76	66	247	197

Non-operating income (expense)
Financial income	11	17	31	47
Financial expense	(19)	(19)	(54)	(52)
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	5	(4)	10	(11)

	(3)	(6)	(13)	(16)

Income before taxes on income and equity in affiliates	73	60	234	181
Income tax expense
Current	(9)	(8)	(28)	(22)
Deferred	1	2	6	5

	(8)	(6)	(22)	(17)

Income before equity in affiliates	65	54	212	164
Equity in earnings of affiliates	5	8	23	15

Net income	70	62	235	179

Condensed Consolidated Interim Statement of Income

Expressed in millions of United States dollars, except number of shares

	Three-month period				Nine-monthperiod
	ended September 30				ended September 30
	(unaudited	)	(unaudited	)	(unaudited	)	(unaudited	)
	2004		2003		2004		2003

Net income applicable to preferred stock	24		29		111		84
Net income applicable to common stock	46		33		124		95

Net income	70		62		235		179

Basic and diluted earnings per ADS - in U.S. dollars
(1 ADS: 500 preferred shares)
Preferred	0.96		0.86		3.24		2.47
Common	0.87		0.78		2.94		2.24

Basic and diluted earnings per 1,000 shares - in U.S. dollars
Preferred	1.92		1.71		6.47		4.93
Common	1.75		1.56		5.88		4.48

Weighted average number of shares outstanding (thousand)
Preferred	17,154,580		17,097,288		17,154,580		17,097,288
Common	21,140,490		21,140,490		21,140,490		21,140,490

The accompanying notes are an integral part of the condensed consolidated financial information.

Condensed Consolidated Interim Statement of Cash Flows

Expressed in millions of United States dollars

	Three-month period		Nine-month period
	ended September 30		ended September 30
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	2004	2003	2004	2003
Cash flows from operating activities
Net income	70	62	235	179
Adjustments to reconcile net income to cash
provided by operating activities
Foreign exchange (gain) loss and unrealized (gain) loss on swaps, net	(5)	4	(10)	11
Equity in earnings of affiliates	(5)	(8)	(23)	(15)
Deferred income tax	(1)	(2)	(6)	(5)
Depreciation and depletion	22	18	64	52
Loss on disposal of property, plant and equipment	2		4	1
(Decrease) increase in assets
Trade accounts receivable	5	(15)	1
Inventories	(21)	(7)	(27)	(29)
Other assets	(8)	(8)	(31)	(1)
Increase (decrease) in liabilities	(28)	(3)	8	(16)

Net cash provided by operating activities	31	41	215	177

Cash flows from investing activities
Amortization (purchases) of held-to-maturity investments, net	(58)	28	(39)	70
Dividends received			14
Acquisition of property, plant and equipment	(49)	(39)	(149)	(121)

Net cash used in investing activities	(107)	(11)	(174)	(51)

Cash flows from financing activities
Short-term debt	29	24	20	6
Third parties long-term debt
Issuances	136	166	283	375
Repayments	(227)	(125)	(445)	(328)
Related parties long-term debt
Issuances		34	46	39
Repayments	(8)	(1)	(22)	(6)
Sales (acquisition) of treasury shares	1	5	(2)	6
Dividends paid			(77)	(40)

Net cash provided by (used) in financing activities	(69)	103	(197)	52

Effect of exchange rate changes on cash and cash equivalents	16	(3)	(4)	16

Net increase (decrease) in cash and cash equivalents	(129)	130	(160)	194

Cash and cash equivalents at beginning of period	259	154	290	90

Cash and cash equivalents at end of period	130	284	130	284

	Three-month period				Nine-month period
	ended September 30				ended September 30
	(unaudited	)	(unaudited	)	(unaudited	)	(unaudited	)
Supplemental cash flow information	2004		2003		2004		2003

Cash paid during the period for
Income tax	7		8		22		21
Interest	62		35		93		65

The accompanying notes are an integral part of the condensed consolidated financial information.

Notes to the Condensed Consolidated Interim Financial Information

(Unaudited)

In millions of U.S. dollars, unless otherwise stated

1  Our Business

Votorantim Celulose e Papel S.A. and its subsidiaries ("VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of São Paulo.

We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

2      Condensed Accounting Policies

(a)   Basis of presentation and translation

The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The condensed consolidated financial information as at and for the three and nine-month periods ended September 30, 2004 and 2003 are unaudited. This condensed financial information includes all adjustments consisting of normal recurring adjustments which, in the opinion of our management, are necessary for a fair presentation of our consolidated financial position, results of operations and cash flows for the interim periods presented.

The condensed financial information should be read in conjunction with our financial statements prepared for the year ended December 31, 2003. Our results for the nine-months period ended September 30, 2004 are not necessarily indicative of the results be reported by us for the entire year ending December 31, 2004.

The accounting policies adopted in preparing this unaudited financial information are consistent with those used by us in the preparation of our audited financial statements for the year ended December 31, 2003.

Our balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries: VCP Exportadora e Participações S.A., VCP Florestal Ltda., St. Helen Holding III B.V., Normus Emprendimentos e Participações Ltda., Newark Financial Inc. and VCP Overseas Holding KFT, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned equity investee, Aracruz Celulose S.A. ("Aracruz"), in which we acquired our interest during 2001 and our 50 percent owned equity investees, Voto - Votorantim Overseas Trading Operations N.V. ("VOTO") and Voto - Votorantim Overseas Trading Operations II Limited. ("VOTO II") respectively, are accounted for using the equity method.

The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts (real - R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards (SFAS) 52. We have translated all assets and liabilities into U.S. dollars at the current exchange rate (September 30, 2004 - R$ 2.8586: US$ 1.00; December 31, 2003 - R$ 2.8892: US$ 1.00), and all accounts in the statement of income and cash flows at the average rates of exchange in effect during the period (September 30, 2004 - R$ 2.8927: US$ 1.00; September 30, 2003 - R$ 2.9324: US$ 1.00). The translation adjustments are made directly to the cumulative translation adjustment ("CTA") account in shareholders' equity.

(b)   Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are shipped. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

Shipping and handling costs are charged to selling and marketing expenses and totaled US$ 12 and US$ 13 in the three months ended September 30, 2004 and 2003, respectively, and US$ 44 and US$ 23 in the nine months ended September 30, 2004 and 2003, respectively.

(c)   Recoverability of our long-lived assets

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable largely independent future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS no. 144 "Accounting for the impairment or disposal of long-lived assets".

An impairment provision was determined in the fourth quarter of 2002 based on the market price of US$ 18.56 for the Aracruz ADRs held on December 31, 2002 of US$ 136 (gross of deferred income tax effects of US$ 46) which was charged directly to income. On September 30, 2004, the market price for the Aracruz ADRs was US$ 33.12.

(d)   Derivative financial instruments

We recognize our foreign currency and interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income.

3      Inventories

	September		December
	30, 2004		31, 2003
	(Unaudited	)

Finished products	59		51
Work in process	6		6
Raw materials and supplies	57		38
Imports in transit and other	3		2

	125		97

4      Property, Plant and Equipment

	September		December
	30, 2004		31, 2003
	(Unaudited	)

Land	99		46
Buildings	105		101
Machinery, equipment and installations	1,035		975
Forests	236		184
Other	129		124
Construction in process	66		75

	1,670		1,505
Accumulated depreciation and depletion	(371)		(303)

	1,299		1,202

5      Income Taxes

Due to our enrollment in the Program of Tax Recovery (REFIS) we may elect annually for each year from 2001 to 2005 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis which is based on net sales for the year adjusted by financial income and other income) or actual pre-tax income. For 2001 up to 2004 we elected to calculate and pay our income taxes based on the provisions of REFIS.

	September	December
	30, 2004	31, 2003
	(Unaudited )
Deferred tax
Tax loss carryforwards	20	15
Tax effects on impairment of investee (Note 2(c))	46	46
Accelerated depreciation and other US GAAP adjustments	(33)	(23)
Cross-currency and interest rate swap contracts	(4)	(16)
Other	4	4

Net deferred tax asset	33	26

6      Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables accounted for as secured borrowings. Historically, we have not incurred significant losses in connection with such recourse provisions.

7      Long-term Debt

	Interest rate at
	September 30, 2004 - %	September30, 2004		December 31, 2003
		(Unaudited	)
Third parties
In U.S. dollars
Export credits (pre-payment)	LIBOR + 1.97	455		264
Syndicated bank loan	LIBOR + 2.00	127		269
ABN AMRO bank loan	LIBOR + 2.00	14		106
Export credits (ACCs)	2.48	7		160

Total third parties		603		799

Related parties
In U.S. dollars
VOTO II loan	4.25 to 5.75	131		125
VOTO III loan	7.875	45

		176		125
In reais
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES
TJLP	TJLP + 3.0	127		140
UMBNDES	12.93	28		34

		155		174

Total related parties		330		299

Total long-term debt		935		1,098

Less: current portion		(335)		(431)

Long-term portion		599		667
Note:

LIBOR = London Interbank Offered Rate. The LIBOR rate was 1.84% per annum September 30, 2004.

TJLP = "Taxa de Juros a Longo Prazo", a long-term interest rate fixed quarterly by the Brazilian Central Bank at September 30, 2004, the TJLP rate was 9.75% per annum.

UMBNDES: Weighted-average exchange rate variation on basket of currencies, predominantly U.S. dollars, held by BNDES.

(a)   Export credits

In April 2004, we signed a financing contract with a pool of banks in the aggregate amount of US$ 350 at LIBOR plus 2.00%, with terms averaging six years. The funds have been released in three tranches of US$ 102 in May 2004, US$123 in July 2004 and US$ 125 in July 2004. The financings are guaranteed by export contracts.

(b)   Syndicated bank loan

In October 2001, our wholly owned subsidiary VCP Exportadora e Participações S.A. ("VEP"), through its wholly owned subsidiary Newark, received a bridge financing of US$ 370 to finance the acquisition of our interest in Aracruz.

On May 23, 2002, VCP Trading N.V. and VCP North America Inc., two wholly owned subsidiaries of Newark, entered into a US$ 380 credit agreement with ABN AMRO Bank N.V. All of the proceeds from the credit agreement were advanced to Newark (US$ 304 by VCP Trading and US$ 76 by VCP North America) as a prepayment trade financing between Newark, VCP Trading and VCP North America. Newark used the proceeds from these advances to pay in full the bridge financing and to make certain payments in connection with the credit agreement. The obligations of VCP Trading and VCP North America under the credit agreement are guaranteed directly or indirectly by Newark, VEP and us. The loans under the credit agreement are secured by liens on certain collateral, including receivables arising under agreements entered into by Newark, VCP Trading and VCP North America with their respective customers for the sale of certain products. Beginning in June 2003, we started paying monthly interest of US$ 16. During the nine months ended September 30, 2004, we repaid US$ 129 of the loan.

(c)   ABN AMRO bank loan

Pursuant to a right granted in the Eurobond indenture issued by VOTO I in June 1997, our 50% affiliated company St. Helen Holding II B.V., located in Curaçao, exerted its call option and purchased the US$ 400 bond. Funds used for the acquisition of these bonds were raised through a syndicated bank loan, maturing in 2005. Subsequently, St Helen II transferred US$ 200 to our indirectly controlled subsidiary St Helen III.

(d)   VOTO II loan

On July 28, 2003 together with VPAR, we jointly formed VOTO II, a 50% affiliated company based in the Cayman Islands, for the sole purpose of raising funds. VOTO II issued US$ 250 5.75% Bonds due in June 2005 in the international market, under Regulation S and on-lent US$ 125 to each of St. Helen III and to St. Helen II. Together with VPAR and Cimento Rio Branco S.A., a company also under common control of our shareholder VPAR we are the guarantors for this operation.

The funds onlent to St. Helen III were utilized to redeem part of the US$ 203 debt that was contracted with ABN AMRO Bank N.V., with the intent of buying back US$ 200 of the VOTO I Bonds. Guarantees are limited to VCP's liability.

(e)   VOTO III loan

On January 16, 2004 VPAR formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$ 300, 7.875% Bonds due 2014 in the international market. We received 15% of total amount issued or US$ 45. We are the guarantors for this operation, although our liability is limited to 15% of the entire operation.

(f)    Other guarantees

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of Hejoassu, our ultimate parent company.

(g)   Long-term debt maturities

At September 30, 2004, the long-term position of long-term debt maturities are as follows:

2005	57
2006	190
2007	32
2008	95
2009	225

599

8      Related Parties

Balances and transactions with related parties are as follows:

	Nature and business	September		December
	purpose of transactions	30, 2004		31, 2003
		(Unaudited	)

Cash, cash equivalents and held-to- maturity investments	Surplus cash funds invested with Group financial
Votorantim Group	Institutions (VOTO III represents bonds repurchased and held as restricted cash)
Banco Votorantim S.A.		416		361
VOTO III bonds		14
Draft II Participações S.A.		8		8

Unrealized gains from cross- currency interest rate swaps Votorantim Group Banco Votorantim S.A.	Arising from swap contract transactions in which the Group financial institution acts as counter-party	43		52

Long-term loans from related parties	Loans from related parties
Votorantim Group
VOTO II		131		125
VOTO III		44
BNDES (shareholder)		155		174

9      Financial Instruments and Derivatives

The fair values of our cross-currency and interest rate swap contracts were estimated based quoted market prices of comparable contracts. At September 30, 2004 and December 31, 2003 the notional amounts of our outstanding cross-currency interest rate swap contracts were US$ 259 and US$ 259, respectively, and their fair values were US$ 56 and US$ 51, respectively.

The carrying amounts and fair values of our financial instruments were as follows:

	September 30, 2004		December 31, 2003
		(Unaudited )

	Carrying	Fair	Carrying	Fair
	Amount	value	amount	value

Cash and cash equivalents	130	130	290	290
Held-to-maturity investments
Debentures	15	15	8	8
VOTO III bonds	14	14
Global Bonds (U.S. dollars denominated Brazilian Government)	85	90	113	83
Brazilian Government bonds (denominated in U.S. dollars)	191	277	182	217
Bank Certificates of Deposit (denominated in reais)	66	66
Unrealized gains from cross-
currency interest rate swaps	56	56	51	51
Short-term debt	(65)	(65)	(48)	(48)
Long-term debt	(934)	(936)	(1,098)	(1,114)

10    Segment Information

	Three-month period ended September 30
			(Unaudited		)

		2004		2003

	Pulp	Paper	Pulp	Paper

Revenues from external customers	75	162	72	134
Intersegment revenues	56		50
Segment operating income	37	39	35	31

	Nine-month period ended September 30
			(Unaudited		)

		2004		2003

	Pulp	Paper	Pulp	Paper

Revenues from external customers	273	459	192	390
Intersegment revenues	153		151
Segment operating income	134	112	110	87

At September 30, 2004 pulp and paper segment total assets had increased by US$ 85 and US$12, respectively, from amounts reported at December 31, 2003. In the nine month period ended September 30, 2004, acquisitions of property, plant and equipment totalled US$125 for pulp and US$ 24 for paper.

11    Comprehensive Income

Total comprehensive income is comprised of:

	Three-month period			Nine-month period
	ended September 30			ended September 30
		(Unaudited	)		(Unaudited	)

	2004	2003		2004	2003

Net income	70	62		235	179
Translation adjustments	104	(21)		13	190

Comprehensive income	174	41		248	369

12    Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in other non-current assets - other in our balance sheet) which will only be released to income upon a judgment in our favor. The position of such provisions for tax and other litigation and deposits is as follows:

	September 30, 2004			December 31, 2003
		(Unaudited	)

Type of proceeding	Deposits	Provisions		Deposits	Provisions

Tax-related	20	72		17	44
Civil-related		3			9
Labor-related	3	7		3	3

	23	82		20	56

We have long-term "Take-or-Pay" contracts with suppliers of energy, transportation, diesel fuel and chemical products for periods from 1 to 13 years. The contractual obligations in connection with such contracts are approximately US$ 37 per year.

We provide guarantees to banks, not in excess of 180 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under these "vendor programs" we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At September 30, 2004, customer guarantees provided by us totaled US$ 57, including interest (US$ 51 at December 31, 2003). Our guarantees are usually secured by the personal guarantee of the customer's owner.

13    Reverse Stock Split

On September 27, 2004, the Board of Directors approved proposals to be presented to the Extraordinary General Meeting to be held on October 18, 2004; as follows:

(i) increase of subscribed capital stock, from US$ 1,320 to US$1,838, by means of capitalization of part of unappropriated retained earnings without issue of new shares;

(ii) effect a reverse stock split dividing the entire subscribed capital of the Company, by 200. The result will be 191,613,498 shares, of which 105,702,452 are shares of common stock and 85,911,046 are shares of preferred stock;

(iii) effect a reverse split of our American Depositary Shares (ADSs) traded on the New York Stock Exchange, each of which currently represents 500 preferred shares, to represent one preferred share per ADS; and

(iv) distribution of interim dividends to shareholders in the amount of US$28 million (or R$80 million).

*       *      *